UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Second Quarter 2020 Production Results

LIMA, Peru--(BUSINESS WIRE)--July 20, 2020--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 2Q20 results for production and volume sold.

In order to ensure transparency in light of uncertainties associated with the current operating environment, Buenaventura will be releasing its production data on a monthly basis until greater production continuity and visibility is possible.

2Q20 Production per Metal (100% Basis)

Phase 1
Tambomayo	Jan	Feb	Mar	1Q	Apr	May	Jun	2Q	6M20
Au [Oz]	5,111	7,067	2,371	14,549	2,804	6,162	8,155	17,121	31,670
Ag [Oz]	132,079	200,105	53,347	385,532	99,322	151,018	159,670	410,010	795,541
Pb [MT]	543	443	208	1,194	213	351	626	1,190	2,384
Zn [MT]	609	461	197	1,267	182	243	405	831	2,098

Uchucchacua	Jan	Feb	Mar	1Q	Apr	May	Jun	2Q	6M20
Ag [Oz]	773,878	767,022	415,563	1,956,463	0	451,825	527,183	979,008	2,935,471
Pb [MT]	1,044	814	414	2,273	0	245	508	753	3,026
Zn [MT]	1,179	861	320	2,360	0	107	355	462	2,822

El Brocal	Jan	Feb	Mar	1Q	Apr	May	Jun	2Q	6M20
Au [Oz]	1,570	1,476	1,008	4,054	0	0	1,049	1,049	5,103
Ag [Oz]	221,958	267,914	188,195	678,067	0	0	248,693	248,693	926,761
Pb [MT]	1,535	2,579	1,346	5,460	0	0	2,188	2,188	7,648
Zn [MT]	5,089	5,692	4,277	15,058	0	0	4,385	4,385	19,442
Cu [MT]	3,415	3,053	2,654	9,122	0	0	3,045	3,045	12,167

Coimolache	Jan	Feb	Mar	1Q	Apr	May	Jun	2Q	6M20
Au [Oz]	10,095	6,679	5,719	22,493	4,635	3,532	5,385	13,551	36,044

Phase 2
Julcani	Jan	Feb	Mar	1Q	Apr	May	Jun	2Q	6M20
Ag [Oz]	217,316	219,535	113,700	550,552	249	0	135,928	136,177	686,729
Pb [MT]	54	59	36	149	0	0	29	29	178

Orcopampa	Jan	Feb	Mar	1Q	Apr	May	Jun	2Q	6M20
Au [Oz]	3,992	4,129	40	8,160	0	0	7,612	7,612	15,773

La Zanja	Jan	Feb	Mar	1Q	Apr	May	Jun	2Q	6M20
Au [Oz]	614	1,750	932	3,297	0	1,779	1,249	3,028	6,325

*Silver guidance expressed in millions and gold, Copper, Lead and Zinc guidance expressed in thousands.
**Guidance is subject to continuous review based on the possible disruptions related to COVID-19 (increase of cases at our operations, new government regulations and social disruptions).

Yanacocha Production

	Jan	Feb	Mar	1Q	Apr	May	Jun	2Q	6M20
Au [Oz]	45,520	35,326	40,956	121,802	21,680	17,070	29,078	67,827	189,629

Phase 1

  Tambomayo
    Total workforce (approx.): 700
    All workers remain within operations footprint
    Operation isolated from communities
    COVID-19 mortality rate at regional level per millions of people*: 324 vs 381 (national average)
  Uchucchacua
    Total workforce (approx.): 1,800
    All workers remain within operations footprint
    Operation isolated from communities
    COVID-19 mortality rate at regional level per millions of people*: 553 vs 381 (national average)
  El Brocal
    Total workforce (approx.): 2,000
    Workers partially accommodated within operational footprint
    Communities located near the operation
    COVID-19 mortality rate at regional level per millions of people*: 118 vs 381 (national average)
  Coimolache:
    Total workforce (approx.): 1,200
    All workers remain within operations footprint
    Operation isolated from communities
    COVID-19 mortality rate at regional level per millions of people*: 93 vs 381 (national average)

Phase 2

  Julcani:
    Total workforce (approx.): 950
    Workers partially accommodated within operations footprint
    Communities located near the operation
    COVID-19 mortality rate at regional level per millions of people*: 65 vs 381 (national average)
  Orcopampa:
    Total workforce (approx.): 800
    Workers partially accommodated within operations footprint
    Communities located near the operation
    COVID-19 mortality rate at regional level per millions of people*: 324 vs 381 (national average)
  La Zanja:
    Total workforce (approx.): 750
    All workers remain within operations footprint
    Isolated from communities
    COVID-19 mortality rate at regional level per millions of people*: 93 vs 381 (national average)

*Source: Macroconsult Daily Bulletin “Covid-19 and the economy” 07/15/2020

2Q20 Payable Volume sold per Metal (100% basis)

	1Q20 (Actual)	2Q20 (Actual)	1H20 (Actual)
Gold (Oz.)
Orcopampa	9,016	3,675	12,690
Tambomayo	5,286	16,499	21,785
La Zanja	3,295	4,032	7,327
Coimolache	23,978	14,549	38,528
El Brocal	2,639	633	3,272

Silver (Oz.)
Uchucchacua	1,880,330	644,014	2,524,344
El Brocal	466,365	187,339	653,704
Tambomayo	110,661	487,028	597,690
Julcani	514,114	119,531	633,645

Lead (MT)
El Brocal	5,145	1,888	7,033
Uchucchacua	1,972	403	2,375
Tambomayo	282	1,547	1,828
Julcani	95	25	121

Zinc (MT)
El Brocal	12,438	3,575	16,013
Uchucchacua	1,874	366	2,240
Tambomayo	992	810	1,802

Copper (MT)
El Brocal	8,458	2,758	11,217

Realized Metal Prices*

Gold (Oz)	1,692	1,775	1,738
Silver (Oz)	17.16	16.67	17.00
Lead (MT)	1,653	1,460	1,587
Zinc (MT)	1,824	1,112	1,655
Copper (MT)	5,536	5,085	5,425
*Buenaventura consolidated figures

Compañía de Minas Buenaventura S.A.A.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua* , Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation & Sumitomo Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc., Sumitomo Corporation & Sumitomo Metals).

For a printed version of the Company’s 2019 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site. (*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Contacts in Lima:
Leandro García, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591 / rodrigo.echecopar@buenaventura.pe

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: July 20, 2020